
UBS Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2015


	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at December 31, 2014	$	1	$	17,563	$	10,756	$	28,320
Net income		–		–		5,265		5,265
Dividend paid to Parent		–		–		(10,700)		(10,700)
Balance at December 31, 2015	$	1	$	17,563	$	5,321	$	22,885

See notes to financial statements.